Exhibit 99.2

#1050 – 625 Howe Street,
Vancouver, B.C. V6C 2T6

INFORMATION CIRCULAR

(Containing information as at July 21, 2010, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the “Company”) to the shareholders of the Company (“Shareholders”) for use at the Annual General Meeting of Shareholders (and any adjournment thereof) to be held on Wednesday, August 25, 2010 (the “Meeting”), at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees or proxy agent, if any, of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company (the “Directors”).

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The individuals named in the accompanying form of Proxy are Directors. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada at its offices at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation or association, by a duly authorized officer or attorney of that corporation or association, and delivered to the registered office of the Company located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	130,308,308 (1) common shares without par value

(1) As at July 21, 2010

Only Shareholders of record at the close of business on July 21, 2010 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder, or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote (no matter how many shares he holds). On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. As used herein, the term “Shareholder” refers only to registered shareholders of the Company.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding common shares of the Company as at the Record Date.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five (5) Directors. The Board of Directors has fixed the number of Directors at five (5) for the ensuing year.

The term of office of each of the present Directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a Director, the country in which he or she is ordinarily resident, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a Director of the Company, and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her, as at the date hereof. The members of each committee of the Board of Directors are noted in footnotes to the table.

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment (1)	Previous Service as a Director of the Company	Number of Shares (2)
Catherine McLeod-Seltzer British Columbia, Canada	Chairman and Director of the Company, Director and Chairman of Bear Creek Mining Corporation, Director of Stornoway Diamond Corporation, Director of Kinross Gold Corporation, and Director of Troon Ventures Ltd.	Since April 11, 2002(3)	3,672,800
Thomas Shrake(5) Nevada, USA	President & CEO and Director of the Company	Since April 11, 2002(3)	479,100 (8)
Anthony J. Petrina(5)(6)(7) British Columbia, Canada	Retired. Director of Bear Creek Mining Corporation	Since April 11, 2002(3)	203,000

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment(1)	Previous Service as a Director of the Company	Number of Shares(2)
William Myckatyn (4)(5)(6)(7) British Columbia, Canada	Corporate Director. Lead Director and Vice Chairman of QuadraFNX Mining Ltd., Director of First Point Minerals Corp., Director of San Marco Resources Inc. and Director of OceanaGold Corporation	Since April 11, 2002(3)	187,660
David K. Fagin(4)(6) Colorado, USA	Investor. Director of Golden Star Resources Ltd., Director of Atna Resources Ltd.	Since April 11, 2002(3)	163,000

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)	The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(3)	April 11, 2002 was the effective date of the amalgamation of Dayton Mining Corporation (“Dayton”) and the Company; Fagin, McLeod-Seltzer and Myckatyn were former directors of Dayton and McLeod-Seltzer, Myckatyn, Petrina and Shrake were Directors of the Company prior to the amalgamation with Dayton.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Health, Safety and Environmental Committee.
(6)	Denotes member of Audit Committee.
(7)	Denotes member of Nominating Committee.
(8)	50,000 of these shares are owned jointly with Anne B. Shrake in the “Tom and Anne Shrake Family Trust”.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) companies are required to provide disclosure with respect to the audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s Form 20-F for the year ended April 30, 2010, under the headings “Audit Committee” and “Principal Accountant Fees and Services”. The Form 20-F is available for review by the public on the SEDAR website located at www.sedar.com under the Company's profile, “Pacific Rim Mining Corp”. Management of the Company strongly encourages Shareholders to review the Form 20-F.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

The Company’s compensation philosophy for executive officers is based on two basic objectives: (1) to attract, motivate and retain individuals with the appropriate skills; (2) to provide incentives to management to meet the Company’s strategic objectives; and which work to align the interests of management with those of the Shareholders.

Executive Compensation

The Company has adopted a compensation philosophy consisting of two main components: (1) base salaries and, at the Compensation Committee’s discretion, a bonus; and (2) long term incentives in the form of stock options. Generally, executive compensation has been designed to be competitive with the executive compensation offered by companies comparable to the Company in terms of size, assets and stage of development within the precious metals mining industry. The Company has targeted total compensation to be near the median for those junior mining companies of comparable project development stage and market capitalization, with the relative importance of salary and stock options being equal. To date due to the limited cash available to the Company, the Board believes that the total level of compensation has been at the lower end of the range of comparable companies; however, given the buoyant market place for metals and the demand for competent people, compensation packages for qualified executives and staff are continuing to rise and the Company will need to be competitive with this increase in compensation in order to attract and retain qualified management.

President & Chief Executive Officer and Chairman’s Compensation

In determining the base salary of the President and Chief Executive Officer, the Compensation Committee used the cash available to the Company as the primary factor in determining the cash compensation for the current financial year.

The salary of the President & Chief Executive Officer is US$250,000 per year. Since November 2008, in light of economic and market conditions, Thomas Shrake has voluntarily taken only US$180,000 in salary per year, representing 72% of his official salary. Catherine McLeod-Seltzer, the Company’s Chairman, has not taken a salary from the Company since September 30, 2008.

Base Salary and Bonus

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and if necessary, adjusted annually, in order to ensure that they remain at a level at near the median for comparable companies. The Company has not adjusted base salaries for executives since September 2006. Bonuses, if any, are based upon a combination of individual and Company performances and are weighted more against Company performance for senior executives. The Company did not pay any bonuses during the current financial year.

Long Term Incentives – Stock Options

The purpose of the Company’s stock option plan is to ensure that an incentive exists to maximize Shareholder value by aligning executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. Options granted under the stock option plan expire not later than the tenth anniversary of the date the options were granted. The Company has traditionally limited the expiry to five years and vesting provisions for issued options are determined at the discretion of the Board. The amount of outstanding options and the terms thereof are considered before granting new options to ensure the grants are as consistent as possible.

Composition of the Compensation Committee

The Compensation Committee is currently composed of Messrs. Fagin (Chair) and Myckatyn, both of whom are independent based upon the tests for independence set forth in NI 52-110. Neither of the committee members are or were during the most recently completed financial year an employee of the Company or any of its subsidiaries, nor has either of the committee members been an officer or an employee of the Company or any of its subsidiaries.

The Compensation Committee is responsible for reviewing the salary levels for Named Executive Officers (see Summary Compensation Table below) and other senior executives on a regular basis. It considers independent salary surveys as well as informal surveys prepared by the Company which are specific to mining and exploration companies. The Committee reviews the performance of senior executive officers with the President & CEO and, in an executive session without the President & CEO present, reviews the performance of the President & CEO.

Performance Graphs

The following chart compares the yearly percentage change in the cumulative total Shareholder return on the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSX 300 Index) for the period April 30, 2005 to April 30, 2010.

Five-Year Cumulative Return on $100 Investment
April 30, 2005 – April 30, 2010

Option-based awards

On August 26, 2009, amendments to the Company’s 2006 Evergreen Incentive Stock Option Plan (the “2006 Stock Option Plan”) approved by the Directors on July 22, 2009, were ratified, confirmed and approved by the Shareholders. As a result, the 2006 Stock Option Plan has been superseded by the Amended 2006 Evergreen Incentive Stock Option Plan (the “Amended Evergreen Plan”). The 2006 Stock Option Plan has in the past been, and the Amended Evergreen Plan has and will be, used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”), and closely align the interests of the executive officers with the interests of the Shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation” which came into force on December 31, 2008 (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company (to the extent required by Form 51-102F6) for the two most recently completed financial years of the Company, being the years ended April 30, 2009 and April 30, 2010, in respect of each Chief Executive Officer and Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the other three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at April 30, 2010, whose total compensation, for the most recently completed financial year, individually, exceeded CDN$150,000, and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year Ended April 30	Salary US($)	Share-Based Awards US($)	Option-Based Awards US($)(1)	Non-Equity Incentive Plan Compensation ($)		Pension Value US($)	All Other Compensation US($)	Total Compensation US($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas Shrake CEO	2009 2010	204,582 180,000 (3)	Nil Nil	74,356 54,240	Nil Nil	Nil Nil	Nil Nil	Nil Nil	278,938 234,240
Steven Krause CFO (2)	2009 2010	Nil Nil	Nil Nil	37,178 33,900	Nil Nil	Nil Nil	Nil Nil	3,815 11,860	40,992 45,760
Bill Gehlen VP Exploration	2009 2010	120,000 120,000	Nil Nil	29,742 27,120	Nil Nil	Nil Nil	Nil Nil	Nil Nil	149,742 147,120

(1)	The stock options granted to Thomas Shrake, Steven Krause and Bill Gehlen are priced in a currency other than the currency that the Company uses in its financial statements and have been translated herein at the rate of CDN$1.0656 for every US$1, which was the exchange rate on the date of the grant of such stock options.
(2)	The “other compensation” attributable to Steven Krause is calculated by multiplying his total salary paid by Avisar Chartered Accountants by the percentage of total Avisar billings attributable to the Company. During the 2010 fiscal year, Avisar Chartered Accountants charged the Company CDN$152,223 for accounting, tax and financial consulting services and has been translated herein at the rate of CDN$1.07321 for every US$1.
(3)	Mr. Shrake’s official annual salary is US$250,000 per year. Since November 2008, in light of economic and market conditions, Thomas Shrake has voluntarily taken only US$180,000 in salary per year, representing 72% of his official salary.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) CDN($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based wards That Have Not Vested CDN($)
Thomas Shrake CEO	200,000 300,000 500,000 400,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 20,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Steven Krause CFO	250,000 250,000	0.17 0.21	12/29/2013 01/26/2015	10,000 Nil	N/A N/A	N/A N/A
Bill Gehlen VP Exploration	125,000 125,000 200,000 200,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 8,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was Cdn$0.21, and the exercise or base price of the option.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to NEOs is as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) CDN($)	Share-Based Awards - Value Vested During The Year CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
Thomas Shrake CEO	5,000	Nil	Nil
Steven Krause CFO	3,750	Nil	Nil
Bill Gehlen VP Exploration	2,000	Nil	Nil

(1)	This amount is the dollar value that would have been realized, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

On December 30, 2009, 165,000 options granted to Mr. Shrake, 125,000 options granted to Mr. Krause and 66,000 options granted to Mr. Gehlen on December 30, 2008, priced at Cdn$0.17 vested. No other previously granted options awarded to either Mr. Shrake, Mr. Krause or Mr. Gehlen vested or were exercised between May 1, 2009 and April 30, 2010. Messer’s Shrake, Krause and Gehlen were granted stock options on January 27, 2010 (400,000, 250,000 and 200,000 options respectively) priced at CDN$0.21 with an expiry date of January 26, 2015. The options vest as to 1/3 on the grant date, and 1/3 on each of the subsequent two anniversaries of the grant date. The Company’s closing market price on the TSX on January 27, 2010 (the grant date) was Cdn $0.20. Including previously awarded stock option grants, at April 30, 2010 Mr. Shrake held a total of 1,400,000 options (of which 962,000 options are fully vested), Mr. Krause held a total of 500,000 options (of which 333,333 are fully vested) and Mr. Gehlen held a total of 650,000 options (of which 514,000 are fully vested).

Amended 2006 Stock Option Plan

On August 26, 2009 the Shareholders approved amendments to the Company’s 2006 Stock Option Plan. As a result, the 2006 Stock Option Plan has been superseded by the Amended Evergreen Plan. The amendments made in the Amended Evergreen Plan do not substantially change the provisions of the plan, but do bring the plan up-to-date with current practices. The amendments include:

  a provision that adjusts the securities that an optionee will receive on exercise after the completion of a compulsory acquisition or other going private transaction following a take-over bid. The Amended Evergreen Plan now stipulates that, if following a take-over bid, the acquiring company completes a compulsory acquisition or a going private transaction, thereafter an option granted under the plan shall entitle the holder to acquire, at the same exercise price, the cash, securities, or other property that a Shareholder received in respect of a share of the Company under the take-over bid;

  a provision that adjusts the expiry date of options received by an optionee (the “New Options”) in a new company (the “New Company”) in the event that the Company completes a plan of arrangement or spin-out transaction. The Amended Evergreen Plan now provides, in certain circumstances, for the expiry date of such New Options to correspond to the expiry date of the original options of the Company held by such optionee, or if the optionee is eligible to be granted options in the New Company, the expiry date of options granted under the New Company’s stock option plan, or such shorter period as may be determined by the Board; and

  clarification of existing adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations.

As well, the Amended Evergreen Plan updates certain legislative and statutory references, such as references to Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids, and corrects certain typographical errors and cross referencing errors.

The Amended Evergreen Plan was designed to attract and retain highly qualified employees, service providers and/or consultants and Directors and officers of the Company and its subsidiaries (“Eligible Participants”). The method of establishing the maximum number of shares reserved for grant under option is equal to 10% of the number of shares outstanding at the time of grant, including all outstanding options granted under the 2006 Stock Option Plan and previous plans. As a result, should the Company issue additional common shares in the future, the number of shares issuable under the Amended Evergreen Plan will release accordingly. The Amended Evergreen Plan is considered to be an “evergreen” plan, since the shares covered by the options which have been exercised shall be available for subsequent grants under the Amended Evergreen Plan.

Under the Amended Evergreen Plan, the Board of Directors is authorized to designate Eligible Participants to whom options should be granted. As well, the Directors have the power under the terms of the Amended Evergreen Plan to appoint a committee of not less than three Directors to administer the Amended Evergreen Plan. The exercise price for an option granted under the Amended Evergreen Plan shall be determined by the Directors at the time of grant, provided such price shall not be less than the “market price”, which is the volume weighted average trading price for the five trading days immediately preceding the date of grant. The Company presently does not have a share purchase plan and does not grant stock appreciation rights. No financial assistance is provided by the Company to optionees to facilitate the exercise of options under the Amended Evergreen Plan.

The Board of Directors fixes the vesting terms it deems appropriate when granting options. On a change of control (as defined in the Amended Evergreen Plan), all common shares subject to outstanding options will become vested and exercisable by the optionees. Options granted under the Amended Evergreen Plan have a maximum fixed term of 10 years, subject only to the expiration date of the fixed term falling within, or immediately after, a black out period which was self-imposed by the Company, in which case the option will expire within a 10 business day period after the black out is lifted. No option may be assigned or transferred other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The Amended Evergreen Plan provides that under no circumstances shall the Amended Evergreen Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares; or (iv) the number of shares reserved for issuance pursuant to stock options granted to any participant exceeding 5% of the issued and outstanding shares.

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate. In the event that an optionee ceases to be an Eligible Participant for any reason other than for cause or by virtue of death, then such optionee has 30 days within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant. Where, however, the employment or service contract with an optionee is terminated for cause, no option held by such optionee shall be exercisable following the date on which such optionee ceases to be an Eligible Participant.

The Amended Evergreen Plan requires Shareholder approval every three years. As the Amended Evergreen Plan was approved by the Shareholders in 2009, Shareholder approval of the Amended Evergreen Plan is not required at the Meeting.

The Amended Evergreen Plan also requires Shareholder approval for amendments to the plan (other than those requiring only Board approval as set out below) including the following:

a.	any amendment to the fixed percentage of shares issuable under the Amended Evergreen Plan, including a change from the fixed maximum percentage of 10% of the issued and outstanding shares to a fixed maximum number;
b.	any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.	the addition of any form of financial assistance;
d.	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying shares from the Amended Evergreen Plan reserve;
e.	the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and
f.	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing Shareholders.

The Amended Evergreen Plan requires only Board approval for the following types of amendments, as outlined in the Amended Evergreen Plan:

a.	amendments considered to be of a clerical nature;
b.	a change to the vesting provisions of a security or to the Amended Evergreen Plan itself;
c.	a change to the termination provisions of a security or to the Amended Evergreen Plan itself which does not entail an extension beyond the original expiry date;
d.	a change to reduce the exercise price of a security for an Eligible Participant who is not an insider (as defined in the Amended Evergreen Plan);
e.	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Amended Evergreen Plan’s reserve; and
f.	amendments of a non-material nature which are approved by the TSX.

Since the adoption of the Amended Evergreen Plan, a total of 2,685,000 options have been granted, none of which have been exercised or cancelled. In addition, 5,698,334 options granted under the 2006 Stock Option Plan remain outstanding. Accordingly, as of the date hereof, 8,383,334 options are currently under grant, representing approximately 6.43% of the number of issued and outstanding common shares of the Company as of July 21, 2010.

The above is only a summary of certain provisions of the Amended Evergreen Plan and is qualified in its entirety by the provisions of the Amended Evergreen Plan. A Shareholder or other interested party may obtain a copy of the Amended Evergreen Plan by contacting the Corporate Secretary of the Company in writing at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2TC or by telephone at 604-689-1976.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has a current employment agreement with Thomas Shrake, President & CEO, which includes termination and change of control benefits.

In the employment agreement, “change of control” is defined as any change in the effective control or direction of the Company and includes:

(a)	an acquisition of 20% or more of the voting rights attached to all outstanding shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding; or

(b)	a change in the Company’s officers or Directors, which alters the effective control or direction of the Company.

An “event of termination” is defined in the employment agreement as the occurrence of any of the following events at any time after a “change of control”, without the executive’s written consent:

(a)	a change (other than changes that are clearly and exclusively consistent with a promotion) in the executive’s position or duties (including any position or duties as a director of the Company), responsibilities (including, without limitation, the person(s) to whom the executive reports, and who report to the executive), title or office in effect immediately prior to the change of control, which includes any removal of the executive from or any failure to re-elect or re-appoint the executive to any such positions or offices;

(b)	any failure by the Company to increase the executive’s remuneration in a manner consistent (both as to frequency and as to percentage increase) with increases granted generally to the Company’s other senior personnel;

(c)	the Company permanently relocating the executive to any place other than the location at which he reported to work on a regular basis immediately prior to the change of control;

(d)	the Company taking any action to deprive the executive of any material fringe benefits enjoyed by him immediately prior to the change of control or the Company failing to increase or improve such material fringe benefits on a basis consistent with increases or improvements granted to the Company’s other senior personnel;

(e)	any breach of the Company of any provision of the employment agreement;

(f)	the good faith determination by the executive that, as a result of the change of control or any action or event thereafter, the executive’s status or responsibility in the Company has been diminished or the executive is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the change of control; or

(g)	failure by the Company to obtain, in a form satisfactory to the executive, an effective assumption of its obligations hereunder by a successor to the Company, including a successor to a material portion of its business.

If, as a result of a “change of control” of the Company, Mr. Shrake experiences an “event of termination” as described above, Mr. Shrake is entitled to a severance payment of 24 months’ salary (based on his official annual salary of US$250,000) and is able to exercise any stock options previously granted within 45 business days in the event of termination after a change of control.

Steven Krause has a consulting agreement with the Company which includes a “change of control” clause. In this consulting agreement, “change of control” means the acquisition by any person or by any person and joint actor, whether directly or indirectly, of voting securities as defined in the Securities Act of British Columbia, as amended from time to time (the “Securities Act”), which, when added to all other voting securities of the Company at the time held by such person or by such person and a person acting “jointly or in concert with” another person as that phrase is interpreted by the Securities Act, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors.

Should a “change of control” occur, all outstanding stock options held by Mr. Krause will become fully vested in accordance with the terms of the Amended Evergreen Plan whereupon such options may be exercised in whole or in part by Mr. Krause.

William Gehlen has an employment agreement with a subsidiary of the Company that includes termination and change of control benefits which are the same as those in Mr. Shrake’s employment agreement described above. If, as a result of a “change of control” of the Company, Mr. Gehlen experiences an “event of termination” as defined above, Mr. Gehlen is entitled to a severance payment of 12 months’ salary, plus one month’s salary per year of service after one year, up to a maximum of 24 months’ salary, and is able to exercise any stock options previously granted within 30 calendar days in the event of termination after a change of control.

Other than as set forth above, neither the Company nor its subsidiaries has a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Estimated Incremental Payment on Change of Control

Under the terms of Thomas Shrake’s employment agreement, the estimated incremental payment upon termination by the Company on a change of control of the Company, Mr. Shrake is entitled to receive approximately $500,000 (calculated as at April 30, 2010) based upon an amount equal to 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

There are no provisions in Steven Krause’s consulting agreement that would require the Company to make any payments to Mr. Krause upon a change of control of the Company.

Under the terms of William Gehlen’s employment agreement, the estimated incremental payment upon termination by the Company’s subsidiary on a change of control of the Company, Mr. Gehlen is entitled to receive approximately $240,000 (calculated as at April 30, 2010) based upon an amount equal to 12 months’ salary plus one months’ salary for every year of service beyond one year to a maximum of 24 months’ salary, plus any amounts owed in respect of accrued vacation and the accelerated option value of his existing stock options.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are not also Named Executive Officers, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned US($)	Share-Based Awards US($)	Option-Based Awards US($)	Non-Equity Incentive Plan Compensation US($)	Pension Value US($)	All OtherCompensation US($)	Total US($)
William Myckatyn	9,317	Nil	16,463	Nil	Nil	Nil	25,780
David Fagin	9,317	Nil	16,463	Nil	Nil	Nil	25,780
Anthony Petrina	9,317	Nil	16,463	Nil	Nil	Nil	25,780
Catherine McLeod-Seltzer	Nil	Nil	27,995	Nil	Nil	Nil	27,995

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for Mr. Shrake, a director who is also a Named Executive Officer. Mr. Shrake’s total compensation is related to his role as CEO, and he receives no compensation for his services as a Director.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments, or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except as follows:

  The Company’s three independent Directors (Messers. Myckatyn, Fagin and Petrina) are each entitled to receive an annual fee of CDN$10,000 to be paid upon his or her election or re- election to the Board at the annual general meeting of the Company.

  Each independent Director is entitled to receive a grant of 75,000 stock options upon his or her election or re-election at the Company’s annual general meeting under the Amended Evergreen Plan.

  Stock options granted to independent Directors will vest immediately.

  Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending Board and committee meetings.

The Amended Evergreen Plan, as described above, allows for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to the Directors who are not Named Executive Officers:

	Option-Based Awards			Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price CDN($)	Option Expiration Date	Value of Unexercised In-The-MoneyOptions (1) CDN($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested CDN($)
William Myckatyn	90,000 75,000 15,000 125,000 75,000 75,000 50,000	0.92 0.96 1.17 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 03/09/2013 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A
David Fagin	75,000 75,000 125,000 75,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Anthony Petrina	75,000 75,000 125,000 75,000 75,000 50,000	0.92 0.96 0.17 0.17 0.21 0.21	08/28/2011 08/27/2012 12/29/2013 12/29/2013 08/25/2014 01/26/2015	Nil Nil 5,000 3,000 Nil Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Catherine McLeod-Seltzer	100,000 125,000 300,000 200,000	0.92 1.17 0.17 0.21	08/28/2011 03/09/2013 12/29/2013 01/26/2015	Nil Nil 12,000 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was Cdn$0.21 and the exercise or base price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers is as follows:

Director Name	Option-Based Awards - Value Vested During The Year CDN($)	Share-Based Awards - Value Vested During The Year CDN($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year CDN($)
William Myckatyn	Nil	N/A	N/A
David Fagin	Nil	N/A	N/A
Anthony Petrina	Nil	N/A	N/A

Director Name	Option-Based Awards - Value Vested During The Year CDN($)	Share-Based Awards - Value Vested During The Year CDN($)	Non-Equity Incentiven Plan Compensation - Value Earned During The Year CDN($)
Catherine McLeod-Seltzer	Nil	N/A	N/A

On December 30, 2009, one third of the options granted to Messers Myckatyn, Fagin and Petrina and Ms. McLeod-Seltzer on December 30, 2008 (representing 41,250 options to each of Messers Myckatyn, Fagin and Petrina and 100,000 options to Ms. McLeod-Setlzer), priced at Cdn$0.17, vested. On March 10, 2010, one third of the options granted to Mr. Myckatyn and Ms. McLeod-Seltzer on March 10, 2008 (representing 41,250 options to Ms. McLeod-Seltzer and 5,000 options to Mr. Myckatyn), priced at Cdn$1.17, vested. No other previously granted options awarded to either of Mr. Myckatyn, Mr. Fagin, Mr. Petrina or Ms. McLeod-Seltzer vested or were exercised between May 1, 2009 and April 30, 2010. Messers. Myckatyn, Fagin and Petrina were granted 75,000 stock options each on August 26, 2009. These options were priced at Cdn$0.21, fully vested on the date of the grant, and expire on August 26, 2014. The Company’s closing market price on the TSX on August 25, 2009 was Cdn$0.20. On January 27, 2010 Messers Myckatyn, Fagin and Petrina were each granted 50,000 stock options, and Ms. McLeod-Seltzer was granted 200,000 stock options priced at CDN$0.21 with an expiry date of January 26, 2015. The options granted to Messers Myckatyn, Fagin and Petrina fully vested on the date of the grant and the options granted to Ms. McLeod-Seltzer vest as to 1/3 on the grant date, and 1/3 on each of the subsequent two anniversaries of the grant date. The Company’s closing market price on the TSX on January 27, 2010 (the grant date) was Cdn $0.20. Including previously awarded stock option grants, at April 30, 2010 Mr. Myckatyn held a total of 505,000 options (of which 462,500 options are fully vested), Mr. Fagin held a total of 475,000 options (of which 432,500 are fully vested) Mr. Petrina held a total of 475,000 options (of which 432,500 are fully vested) and Ms. McLeod-Seltzer held a total of 725,000 options (of which 493,000 are fully vested).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights CDN($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	8,383,334	0.49	4,647,496
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	8,383,334	0.50	4,647,496

Details of the Company’s Amended Evergreen Plan are set out above under the heading “Amended 2006 Stock Option Plan”, and in the notes to the Company's audited financial statements which may be accessed at the Company’s website or www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at July 21, 2010, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director and no associate of such persons:

(i)	is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

(i) was the subject, while the proposed Director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Company’s board of directors (the “Board”), the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interests of its Shareholders and contribute to effective and efficient decision making.

National Policy 58-201, Corporate Governance Guidelines, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101, Disclosure of Corporate Governance Practices, mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Board currently consists of five directors, a majority of whom are independent based upon the tests for independence set forth in NI 52-110. Upon election to the Board at the Shareholders’ meeting on August 25, 2010, the Board will include three (3) independent directors: Messrs. Myckatyn, Petrina, and Fagin. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent as they are the President and Chief Executive Officer, and Board Chairman, respectively, of the Company.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent Directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent Directors who meet regularly with the Company’s auditors without management being in attendance. The independent Directors hold meetings without the presence of non-independent Directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent Directors, being present. The Company’s auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent Directors met a total of three (3) times.

Leadership is provided for the Board’s independent Directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

a.	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;

b.	oversee the process of evaluation of the Board, its committees and individual Directors;

c.	act as the principal sounding board and counsellor for the Chairman;

d.	ensure that the Chairman is aware of concerns of the independent Directors, Shareholders and other stakeholders;

e.	work with the Chairman to assist the Chairman in fulfilling her responsibilities in managing the Board;

f.	work with the Chairman to co-ordinate the agenda for Board meetings;

g.	chair and manage all meetings for the independent Directors;

h.	attend committee meetings when it is appropriate to do so; and

i.	meet, from time to time, with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent Directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth each Director of the Company that is also a director of any other issuer that is a reporting issuer (or equivalent) in any jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Troon Ventures Ltd.

Name of Director	Name of Other Public Company
Anthony J. Petrina	Bear Creek Mining Corporation
William Myckatyn	QuadraFNX Mining Ltd., First Point Minerals Corp., San Marco Resources Inc. and OceanaGold Corporation
David K. Fagin	Golden Star Resources Ltd. and Atna Resources Ltd.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company’s financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, five (5) Board meetings were held. The attendance record of each Director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	5
Thomas Shrake	5
Anthony J. Petrina	5
William Myckatyn	5
David K. Fagin	5

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company, the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the quarterly corporate and cash flow forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to Shareholders; ensuring the effective operation of the Board; and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents, are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board oversees the management of the Company’s affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. The frequency of Board meetings, as well as the nature of agenda items, change, depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has developed written position descriptions for the Chairman, the President and CEO and for the Directors at large. On a quarterly basis, the Board approves the operating and capital forecasts, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating and Compensation Committees, as well as the Health, Safety and Environmental Committee are responsible for calling the meetings of each Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

Orientation and Continuing Education

New Directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board. New Directors are given a full briefing by the Chairman of the Board and President and CEO. The President and CEO reports at each Board meeting on the Company’s activities and provides Directors with a monthly written report. All Directors are encouraged to contact senior management for updates at any time.

The Board currently does not provide continuing education for its Directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board has adopted a written Code of Conduct and Ethics by which it and all officers and employees of the Company abide. A copy of the Code of Conduct and Ethics is available for review on the Company’s website and on SEDAR at www.sedar.com. In addition, the Board, through its meetings with management and other informal discussions with management, monitors in compliance with the Code of Conduct and Ethics and encourages a culture of ethical business conduct. The Company’s high calibre management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to the Directors and senior officers of the Company.

Nomination of Directors

The Nominating Committee is composed of two Directors, Messrs. Petrina (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The Nominating Committee has effectiveness of the Board, the Directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its Directors respecting its own effectiveness. In addition, the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions among the independent Directors with resulting comments to the Board.

Compensation

The Compensation Committee is composed of Messrs. Fagin (Chair) and Myckatyn, each of whom is independent based upon the tests for independence set forth in NI 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and reviewing the adequacy and form of Directors’ compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of a similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management, while taking into account the financial and other resources of the Company. See also “Statement of Executive Compensation” above.

No compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s Directors or officers.

Other Committees

Committees of the Board are an integral part of the Company’s governance structure. The Board’s committees presently consist of an Audit Committee, a Compensation Committee, a Heath, Safety and Environmental Committee and a Nominating Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent Directors are effectively represented.

A discussion of the Company’s Nominating and Compensation Committees is provided above under the subheadings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s Form 20-F for the year ended April 30, 2010 for the information required to be disclosed pursuant to NI 52-110 with respect to the Company’s Audit Committee.

The Company’s Health, Safety and Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent based upon the tests for independence set forth in NI 52-110. The Health, Safety and Environmental Committee has the responsibility for reviewing the Company’s environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company’s development, it is not necessary for the Board to have additional standing committees. The Board may from time to time appoint a special committee of one or more Directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the Directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its Directors respecting its own effectiveness. In addition, the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions among the independent Directors with resulting comments to the Board.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good Shareholder relations and attempts to deal with any expressed concerns of Shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address Shareholder concerns in an expeditious and informal manner. If any material issues of concern arise, the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s website.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no Director or executive officer of the Company, no proposed Director of the Company, no person or company which beneficially owns, or controls or directs, directly or indirectly, more than 10% of the shares of the Company, nor any associate or affiliate of any of such persons, has any material interest, direct or indirect, in any transactions since May 1, 2009 (being the commencement of the Company’s last completed financial year), or proposed transactions, which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Staley, Okada & Partners, Chartered Accountants were first appointed as the Company’s auditors in 2002. During the Company’s fiscal year ended April 30, 2007, Staley, Okada & Partners merged their practice with PricewaterhouseCoopers LLP which continued as the Company’s auditors.

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditor to the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may contact the Company at 604-689-1976 to request copies of the Company’s financial statements and MD&A (which documents are also available on SEDAR).

ANY OTHER MATTERS

Management of the Company is not are of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at July 21, 2010, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on July 21, 2010.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary in writing to the head office of the Company, a copy of:

a.	the latest Form 20-F, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;

b.	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; and

c.	its comparative financial statements for the year ended April 30, 2010, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a securityholder of the Company.